Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated October 23, 2024 in the Amendment No.9 on Registration Statement on Form F-1, relating to the audit of the consolidated balance sheets of EPWK Holdings Ltd. (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficits and cash flows for each of the years in the two-year period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
October 23, 2024	Certified Public Accountants
PCAOB ID: 1171